Exhibit 1.1

SATISFACTION AND DISCHARGE OF indebtedness pursuant to
underwriting agreement dated FEBRUARY 10, 2022

September 7, 2023

This Satisfaction and Discharge of Indebtedness (the “Satisfaction and Discharge”) is made and entered into to be effective as of September 7, 2023, by and between HNR Acquisition Corp., a Delaware corporation (the “Company”) and EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Underwriting Agreement (as defined below).

RECITALS

WHEREAS, the Company and EF Hutton are parties to an Underwriting Agreement dated February 10, 2022 (the “Underwriting Agreement”);

WHEREAS, the Sections 1.3 and 3.16 of Underwriting Agreement provide the principal sum of $2,587,500 (the “Deferred Underwriting Commission”) shall be payable to EF Hutton upon the consummation of the Company’s initial business combination, and the Company agreed that it will cause the Trustee to pay the Deferred Underwriting Commission directly from the Trust Account to EF Hutton.

WHEREAS, on December 27, 2022, the Company announced that it entered into a Membership Interest Purchase Agreement (“MIPA”) with CIC Pogo, LP, Denco Resources, LLC, Pogo Resources Management, LLC, 4400 Holdings, LLC, Sellers, to acquire all ownership equity interests in Pogo Resources LLC, and all of its subsidiaries, including, but not limited to, LH Operating, LLC, that will result at the closing of the business combination in the Company (the “Business Combination”).

WHEREAS, the parties to the MIPA together with HNRA Partner, Inc. and HNRA Upstream, LLC and HNRAC Sponsors, LLC subsequently entered into an Amended & Restated Membership Interest Purchase Agreement dated August 28, 2023, which amended and restated the MIPA.

WHEREAS, the Business Combination is anticipated to close in 2023, at which time, the Deferred Underwriting Commission to EF Hutton would be immediately due and payable.

WHEREAS, the Company has requested of EF Hutton that in lieu of the Company tendering the full amount of the Deferred Underwriting Commission ($2,587,500) in cash, EF Hutton accept $1,800,000 in full satisfaction of the Deferred Underwriting Commission.

WHEREAS, in lieu of collecting the full amount of the Deferred Underwriting Commission in cash at the time of the closing of the Business Combination, EF Hutton hereby agrees to accept as full satisfaction of the Deferred Underwriting Commission, the specific allocated payments of (1) $500,000 in cash on the date of the closing of the Business Combination (“Closing”) and (2) $1,300,000 in cash within 90 days of the Closing.

For clarity, this Agreement is not intended to, and shall not serve to affect, modify or amend the Underwriting Agreement except as set forth herein. In addition, this Agreement is not intended to, and shall not serve to affect, modify or amend the Deferred Underwriting Commission unless or until the amounts specified herein are timely paid in full, which amounts are only due if the Closing occurs.

ARTICLE I

CONDITIONS TO SATISFACTION AND DISCHARGE

1.1	EF Hutton shall only acknowledge and agree to the satisfaction and discharge of the Deferred Underwriting Commission and will only acknowledge and agree that the Company’s obligations to pay in cash the Deferred Underwriting Commission under the Underwriting Agreement have been satisfied and discharged, if the below conditions occur:

A.	At the time of Closing, the Company wires $500,000 to the bank account of EF Hutton; and

B.	Within ninety (90) days of the Closing, the Company wires $1,300,000 to the bank account of EF Hutton.

1.2	After the conditions above are satisfied, EF Hutton shall acknowledge the satisfaction and discharge of the Deferred Underwriting Commission except with respect to Article II below.

ARTICLE II

MISCELLANEOUS PROVISIONS

2.1 This Satisfaction and Discharge shall be governed by and construed in accordance with the laws of the State of New York.

2.2 This Satisfaction and Discharge may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, EF Hutton and the Company have caused their corporate names to be hereunto affixed, and this instrument to be signed by their respective authorized officers, all as of the day and year first above written.

EF HUTTON,

division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

HNR Acquisition Corp

By:	/s/ Mitchell B. Trotter
Name:	Mitchell B. Trotter
Title:	Chief Financial Officer

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